News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING PROVIDES NOTICE OF RELEASE OF 2007 FOURTH QUARTER FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, January 10, 2008 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) will release its 2007 fourth quarter financial results on Monday, February 11, 2008.

Boyd Payne, President of Fording Canadian Coal Trust, will host a conference call with analysts to discuss the results on Tuesday, February 12, 2008 at 7:30 a.m. MST, 9:30 a.m. EST. Individual investors and the media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-866-540-8136 or 416-641-6132 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Friday, February 15, 2008 by dialling 1-800-408-3053 or
416-695-5800 and entering passcode 3247769#.

A live and archived audio Webcast / Podcast of the conference call will also be available on Fording’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Najda Dupanovic

Catherine Hart

Administrative Assistant

Senior Investor Relations Analyst

403-260-9892

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca